Preferred Income Fund Incorporated (the "Fund")

Exhibit 77C

On April 19, 2002, the Fund held its Annual Meeting of Shareholders (the "Meeting") to (1) elect two Directors of the Fund ("Proposal 1") and (2) ratify the selection of KPMG LLP as independent accountants for the Fund for the fiscal year ending November 30, 2002 ("Proposal 2"). The results of each proposal are as follows:

Proposal 1: Election of Directors.

Name For Withheld

Common Stock

Martin Brody 9,202,288 92,603

David Gale 9,218,069 79,822

Donald F. Crumrine, Robert T. Flaherty, Morgan Gust and Robert F. Wulf continue to serve in their capacities as Directors of the Fund.

Proposal 2: Ratify the selection of KPMG LLP as independent accountants.

For Against Abstained

Common Stock and Preferred Stock

(voting together as a single class)

Voted 9,170,663 39,658 87,869